Exhibit 99.1

Magic Empire Global Limited Announces Launch of Corporate Services

Magic Empire Global Limited

Hong Kong, August 30, 2023 (GLOBE NEWSWIRE) – Magic Empire Global Limited (NASDAQ: MEGL) (“MEGL”, or the “Company”) announced that it will launch its corporate services line of business. The corporate services include accounting and financial reporting advisory, company secretarial services, internal control enhancement, investor relations advisory and other consulting services.

“Our Group is an active financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services and underwriting services. With the launch of our new line of business in corporate services, we aim to not only better serve the evolving needs of our existing clients, but also diversify our client base and become a one-stop solution provider for businesses of all sizes. We can involve in the life cycle of a client since its inception or very early stage all the way to its IPO and on-going compliance. We can build stronger connection with them” said Johnson Chen, the Chief Executive Officer of MEGL.

“The new corporate services line will also enable us to expand our presence to other regions such as China, Singapore and Malaysia as many of our clients also have business in or development plan to these areas.” added Johnson Chen.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com